EXHIBIT 11

                 Statement of Computation of Per Share Earnings

         Set forth below are the bases for the computation of earnings per share for the periods shown. The Company had no options, warrants, convertible securities or other potentially dilutive securities outstanding during any period shown.

                                              Year Ended December 31,
                                       ------------------------------------
Earnings Per Common Share                    2000               1999
                                             ----               ----
     Basic and Diluted                       $3.20             $2.50
     Average Shares Outstanding             668,360           668,360